1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑               Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES

TSMC
January 31, 2008	Page 2
I. Revenue Analysis
   I. Wafer Sales Analysis

By Application	4Q07	3Q07	4Q06
Computer	35%	32%	32%
Communication	42%	42%	42%
Consumer	15%	17%	16%
Industrial/Others	5%	5%	7%
Memory	3%	4%	3%

By Technology	4Q07	3Q07	4Q06
65nm and below	10%	7%	—
90nm	29%	27%	23%
0.11/0.13um	20%	22%	25%
0.15/0.18um	27%	28%	33%
0.25/0.35um	10%	11%	14%
0.50um+	4%	5%	5%

By Customer Type	4Q07	3Q07	4Q06
Fabless/System	68%	66%	72%
IDM	32%	34%	28%

By Geography	4Q07	3Q07	4Q06
North America	79%	74%	78%
Asia Pacific	11%	13%	11%
Europe	8%	10%	7%
Japan	2%	3%	4%
Revenue Analysis:
Fourth quarter 2007 revenue came in at the high end of our guidance to reach NT$93.9 billion. Demand from computer related applications grew the strongest during the quarter, followed by communication applications. On a sequential basis, revenue from computer and communication applications increased by 15% and 5%, respectively. On the other hand, demand for consumer applications declined by 7% quarter-over-quarter, reflecting their seasonal pattern.
As a result of continued strong ramp for our 65nm technology, revenue from 65nm reached 10% of total wafer sales during the quarter, up from 7% in the previous quarter. Meanwhile, revenue from 90nm also increased during the quarter and accounted for 29% of total wafer sales. Overall, revenues from advanced technologies (0.13-micron and below) accounted for 59% of total wafer sales, up three percentage points from the third quarter of 2007.
Revenues from IDM customers accounted for 32% of total wafer sales during the quarter, compared to 34% in the previous quarter.
From a geographic perspective, revenues from customers headquartered in North America accounted for 79% of total wafer sales, up 5 percentage points from the previous quarter. Meanwhile, as a percentage of wafer sales, sales from customers in Asia Pacific, Europe and Japan all declined during the quarter and accounted for 11%, 8% and 2% of wafer sales, respectively.
II. Profit & Expense Analysis
   II — 1. Gross Profit Analysis

(In NT billions)	4Q07	3Q07	4Q06	2007	2006
COGS	49.0	48.2	40.5	180.3	161.6
Depreciation	18.5	18.2	18.2	73.1	67.7
Other MFG Cost	30.5	30.0	22.3	107.2	93.9

Gross Profit	44.8	40.7	34.5	142.4	155.8

Gross Margin	47.8%	45.8%	46.0%	44.1%	49.1%
Gross Profit Analysis:
Gross margin for the fourth quarter 2007 was 47.8%, up 2 percentage points from the previous quarter, reflecting a higher level of capacity utilization and our continued efforts in cost improvements, offset in part by a depreciation in U.S. dollar.
Gross margin for full year 2007 was 44.1%, down 5 percentage points from the 2006 level, mostly due to lower overall utilization and price decline, offset partially by cost improvements.

TSMC
January 31, 2008	Page 3
II — 2. Operating Expenses *
(In NT billions)	4Q07	3Q07	4Q06	2007	2006
Total Operating Exp.	8.08	8.37	7.05	30.63	28.55
SG&A	3.07	3.68	3.22	12.68	12.47
Research & Development	5.01	4.69	3.83	17.95	16.08
Total Operating Exp. as a % of Sales	8.6%	9.4%	9.4%	9.5%	9.0%

*	Certain prior period amounts have been reclassified to conform with current period presentation.
Operating Expenses:
Total operating expenses for the fourth quarter 2007 declined by 3.5% sequentially to reach NT$8.1 billion, or 8.6% of net sales, compared with 9.4% of net sales in the previous quarter.
Research and development expenditures increased by NT$321 million quarter-over-quarter, driven by increased R&D spending on 45nm and 32nm related projects.
SG&A expenses declined by NT$614 million sequentially, mostly due to lower legal fees.
On a full year basis, total operating expenses accounted for 9.5% of net sales in 2007, compared with 9% of net sales in 2006, reflecting our continued investments in R&D.
II — 3. Non-Operating Items

(In NT billions)	4Q07	3Q07	4Q06	2007	2006
Non-Operating Inc./(Exp.)	1.7	1.1	1.7	7.4	3.8
Net Interest Income/(Exp.)	1.2	1.1	1.0	4.8	3.7
Other Non-Operating	0.5	(0.0)	0.7	2.6	0.1

L-T Investments	0.9	0.8	0.4	2.5	2.3
SSMC	0.5	0.4	0.1	1.2	1.4
Others	0.4	0.4	0.3	1.3	0.9

Total Non-Operating Items	2.6	1.9	2.1	9.9	6.1
Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$2.6 billion for fourth quarter 2007.
Non-operating income was NT$1.7 billion, up from NT$1.1 billion in the previous quarter, primarily due to an accrual of litigation contingency in the previous quarter, lawsuit settlement received from SMIC during the fourth quarter, offset in part by lower gains on disposal of investments and lower mark-to-market gains as a result of the decline in the market value of certain marketable securities held through TSMC venture capital funds.
Net investment income increased by NT$95 million in the quarter to reach NT$877 million.
For full year 2007, non-operating income increased by 98% to reach NT$7.4 billion, mostly due to an increase in mark-to-market adjustment for unrealized gains on certain marketable securities, higher interest income, and lower hedging cost, offset partially by an accrual of litigation contingency in 2007. As a result, combined results from non-operating income and long-term investments were a gain of NT$9.9 billion, compared with a gain of NT$6.1 billion in 2006.

TSMC January 31, 2008	Page 4
III. Financial Condition Review
III — 1. Liquidity Analysis
(Selected Balance Sheet Items)

(In NT billions)	4Q07	3Q07	4Q06
Cash & Marketable Securities	174.8	176.4	195.1
Accounts Receivable — Trade	42.4	42.4	31.6
Inventory	23.9	24.5	21.4
Total Current Assets	249.8	250.1	260.3
Accounts Payable	19.3	24.2	20.6
Current Portion of Bonds Payable	0.0	4.5	7.0
Accrued Liabilities and Others	29.4	22.2	19.3
Total Current Liabilities	48.7	50.9	46.9
Current Ratio (x)	5.1	4.9	5.6
Net Working Capital	201.1	199.2	213.5
Liquidity Analysis:
At the end of fourth quarter 2007, total cash and marketable securities and total current assets were NT$174.8 billion and NT$249.8 billion, respectively, essentially flat from the previous quarter.
Total current liabilities declined by NT$2.2 billion in fourth quarter 2007, primarily as a result of the repayment of corporate bonds, a decline in payables to contractors and equipment suppliers, offset partially by an increase in income tax payables and an accrual for treasury share purchases executed in 2007 but settled in 2008.
Net working capital stood at NT$201.1 billion at the end of the quarter, current ratio improved slightly to reach 5.1.
III — 2. Receivable/Inventory Days

(In Number of Days)	4Q07	3Q07	4Q06
Days of Receivable	42	42	43
Days of Inventory	48	48	50
Receivable and Inventory Days:
Both days of receivable and days of inventory were essentially unchanged from the levels in the previous quarter.
III — 3. Debt Service

(In NT billions)	4Q07	3Q07	4Q06
Cash & Marketable Securities	174.8	176.4	195.1
Interest-Bearing Debt	23.1	26.7	27.6
Net Cash Reserves	151.7	149.7	167.5
Debt Service:
As a result of the repayment of corporate bonds during the quarter, net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — increased slightly to reach NT$151.7 billion at the end of the fourth quarter.

TSMC January 31, 2008	Page 5
IV. Cash Flow
IV — 1. Cash Flow Analysis

(In NT billions)	4Q07	3Q07	4Q06
Net Income	34.5	30.4	27.9
Depreciation & Amortization	20.3	19.9	19.7
Other Operating Sources/(Uses)	5.0	0.8	5.4
Total Operating Sources/(Uses)	59.8	51.1	53.0

Capital Expenditure	(19.8)	(24.9)	(17.6)
Marketable Financial Instruments	8.2	(2.8)	(6.7)
Other Investing Sources/(Uses)	(1.1)	(6.8)	(4.1)
Net Investing Sources/(Uses)	(12.7)	(34.5)	(28.4)

Cash Dividends	0.0	(77.4)	0.0
Employee Profit Sharing	0.0	(4.6)	0.0
Repayment of Bonds Payable	(4.5)	0.0	0.0
Repurchase of Treasury Stock	(45.4)	0.0	0.0
Other Financing Sources/(Uses)	(0.2)	(0.0)	0.8
Net Financing Sources/(Uses)	(50.1)	(82.0)	0.8

Net Cash Position Changes	(3.0)	(65.4)	25.4

Exchange Rate Changes & Others	(0.3)	0.3	(0.5)

Ending Cash Balance	95.0	98.3	117.8
IV — 2. Cash Flow Analysis

(In NT billions)	2007	2006
Net Income	109.2	127.0
Depreciation & Amortization	80.0	73.7
Other Operating Sources/(Uses)	(5.4)	4.3
Total Operating Sources/(Uses)	183.8	205.0

Capital Expenditure	(84.0)	(78.7)
Marketable Financial Instruments	24.7	(35.8)
Other Investing Sources/(Uses)	(11.4)	(5.2)
Net Investing Sources/(Uses)	(70.7)	(119.7)

Cash Dividends	(77.4)	(61.7)
Employee Profit Sharing	(4.6)	(3.4)
Repayment of Bonds Payable	(7.0)	0.0
Repurchase of Treasury Stock	(45.4)	0.0
Other Financing Sources/(Uses)	(1.0)	1.3
Net Financing Sources/(Uses)	(135.4)	(63.8)

Net Cash Position Changes	(22.3)	21.5

Exchange Rate Changes & Others	(0.5)	(0.1)

Ending Cash Balance	95.0	117.8
Summary of Cash Flow:
Cash generated from operating activities totaled NT$59.8 billion during the quarter, up from NT$51.1 billion in the third quarter 2007.
TSMC spent NT$19.8 billion in capital expenditures in 4Q07, bringing 2007 total capital expenditures to NT$84 billion or US$2.6 billion.
Net cash used in financing activities was NT$50.1 billion during the quarter, as we spent NT$45.4 billion in share buybacks and NT$4.5 billion in repayment of corporate bonds.
As a result, TSMC ended the quarter with a cash balance of NT$95 billion.
On a full year basis, cash generated from operating activities declined by NT$21.2 billion in 2007, meanwhile, capital expenditures increased by NT$5.3 billion. Cash dividends per share was raised from NT$2.5 in 2006 to NT$3 in 2007, as a result, total cash dividends paid during 2007 increased by NT$15.6 billion. TSMC also spent NT$45.4 billion in share buybacks.

TSMC
January 31, 2008	Page 6
   IV — 3. Operating and Free Cash Flows
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$59.8 billion during the quarter. Free cash flow, defined as the excess of operating cash flows over capital expenditures, totaled NT$40 billion in 4Q07, bringing total free cash flow generated in 2007 to NT$99.8 billion.
V. CapEx & Capacity
   V — 1. Capital Expenditures

(In US millions)	1Q07	2Q07	3Q07	4Q07	2007	2006

TSMC	419	747	732	577	2,475	2,410
XinTec and GUC	3	13	15	16	47	3
TSMC Shanghai & WaferTech	2	4	8	17	31	42
Other TSMC Subsidiaries	0	2	1	1	4	2

Total TSMC	424	766	756	611	2,557	2,457
Capital Expenditures:
Capital expenditures for TSMC consolidated group totaled US$611 million during the quarter.
For year 2007, total capital expenditures for TSMC consolidated group came in at US$2.6 billion, compared with US$2.5 billion spent in 2006.
   V — 2. Capacity

Fab / (Wafer size)	1Q07 (A)	2Q07 (A)	3Q07 (A)	4Q07 (A)	2007 (A)	1Q08 (F)
Fab-2 (6")[1]	257	257	273	273	1,060	248
Fab-3 (8")	259	262	267	269	1,057	277
Fab-5 (8")	144	155	163	166	627	165
Fab-6 (8")	245	255	274	279	1,053	265
Fab-8 (8")	239	239	260	265	1,004	262
Fab-12 (12")[2]	169	180	198	212	759	197
Fab-14 (12")[2]	103	113	154	176	546	167
WaferTech (8")	104	105	106	106	419	105
TSMC (Shanghai) (8")	90	94	99	92	375	88
TSMC total capacity (8" equiv. Kpcs)	1,836	1,913	2,113	2,202	8,064	2,120
SSMC (8")	53	55	56	61	226	63
Total managed capacity (8" equiv. Kpcs)	1,890	1,967	2,169	2,263	8,290	2,182

Note:	1.	Figues represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78

	2.	Figues represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
In line with our guidance, total TSMC managed capacity was 2,263K 8-inch equivalent wafers in the fourth quarter, 4% higher than 3Q07. TSMC managed capacity in 1Q08 is expected to decrease by 4% sequentially to reach 2,182K 8-inch equivalent wafers, mostly due to scheduled maintenance and certain adjustment of capacity due to change in technology mix.
Total managed capacity for 2007 reached 8,290K 8-inch equivalent wafers, representing an increase of 17% from 7,062K 8-inch equivalent wafers in 2006.

TSMC
January 31, 2008	Page 7
VI. Recap of Recent Important Events & Announcements

●	TSMC Completes Share Buyback Plan (2007/12/31)

●	TSMC Announces Multi-layer Mask Service (2007/12/27)

●	TSMC Ships One-Millionth 12-Inch 90NM Wafer (2007/12/03)

●	TSMC Unveils New 65-Nanometer Mixed-Signal and RF Tool Qualification Program (2007/12/13)

●	TSMC and NXP Unveil Seven Innovations at IEDM Conference (2007/12/12)

●	TSMC Reports Foundry’s First 32-Nanometer Technology with Functional SRAM (2007/12/11)

●	NetLogic Microsystems and TSMC Collaborate on Industry-Leading 55nm Technology for Advanced Low-Power Knowledge-based Processors (2007/11/27)

●	TSMC Appoints Maria Marced President of TSMC Europe (2007/11/16)

●	Qualcomm Makes First Call with Chips Using TSMC’s 45nm Technology (2007/11/14)

●	TSMC Board of Directors Approves Plan to Buy Back Shares from Open Market (2007/11/13)

●	TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum (2007/11/02)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

Proprietary

TSMC

2007 Fourth Quarter Investor Conference

January 31, 2008

© 2008 TSMC, Ltd

The Proven Path to Success℠

TSMC 2007 Fourth Quarter Investor Conference January 31, 2008

Agenda

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© 2008 TSMC, Ltd
The Proven Path to Success SM

Agenda Welcome Elizabeth Sun 4Q07 Financial Results and 1Q08 Outlook Lora Ho CEO Comments Rick Tsai Q&A Rick Tsai / Lora Ho

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 20, 2007, TSMC's registration statement on Form F-3, filed with the SEC on May 8, 2007, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

4Q07 Financial Highlights

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(In NT billions except otherwise noted)	4Q07 Results	4Q07 Guidance	3Q07 Results	4Q06 Results	QoQ	YoY
Net Sales	93.86	92 - 94	88.96	74.96	5.5%	25.2%
Gross Margin	47.8%	46% - 48%	45.8%	46.0%	+2 ppt	+1.8 ppt
Operating Margin	39.2%	37% - 39%	36.4%	36.6%	+2.8 ppt	+2.6 ppt
EPS - Diluted (NT$)	1.31		1.15	1.06	14.3%	24.3%
Free Cash Flow	39.98		26.32	35.41	51.9%	12.9%
ROE (%) (1)	27.9%		25.0%	22.6%	+2.9 ppt	+5.3 ppt
Shipment (Kpcs, 8"-equiv. Wafer)	2,357		2,226	1,718	5.9%	37.2%

P. 4 © 2008 TSMC, Ltd

The Proven Path to Success SM

4Q07 Financial Highlights Annualized ROE for the quarter based on average equity attributable to shareholders of the parent.

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4Q07 Revenue by Applications

Memory 3%
Industrial/Others
5%
Consumer
15%
Computer
35%
Communications
42%

Communications
QoQ +5%
40.0
0.0
3Q07
4Q07

Computer
QoQ +15%
40.0
0.0
3Q07
4Q07

Consumer
QoQ -7%
40.0
0.0
3Q07
4Q07

P. 5 © 2008 TSMC, Ltd

The Proven Path to Success SM

4Q07 Revenue by Applications 3Q07 4Q07 QoQ Communications 34.801 36.502 Use total w/o adj Computer Communication Consumer Memory Others Rev % 35 42 15 3 5 Communications 42% Consumer 15% Computer 35% Industrial/Others 5% Memory 3% QoQ +5% 3Q07 4Q07 QoQ Computer 26.315 30.176 Use total w/o adj QoQ +15% 3Q07 4Q07 QoQ Consumer 14.247 13.187 Use total w/o adj QoQ -7% Computer Communications Consumer

4Q07 Revenue by Technology

Proprietary

0.25/0.35um
10%
0.5um+
4%
65nm
10%
0.15/0.18um
27%
90nm
29%
0.11/0.13um
20%

10
0
Revenue (NT$B)
17X
10%
8%
6%
4%
2%
0%
% of Sales (%)
1Q07
2Q07
3Q07
4Q07
Rev (NT$B)
% of Sales

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© 2008 TSMC, Ltd
The Proven Path to Success SM

4Q07 Revenue by Technology 65nm 90nm 0.11/0.13um 0.15/0.18um 0.25/0.35um 0.5um+ Tech 10 29 20 27 10 4 0.11/0.13um 20% 0.15/0.18um 27% 90nm 29% 0.5um+ 4% 0.25/0.35um 10% 65nm 10% 1Q07 2Q07 3Q07 4Q07 Rev (NT$B) 0.46 2.324 5.582 8.625 % of Sales 0.01 0.03 0.07 0.1 65nm revenue increased by more than 17 folds in 4 quarters 17X

Margin Expansion Driven by Cost Improvement and Operating Leverage

tsmc
Proprietary

(In NT billions except otherwise noted)	4Q07	3Q07	4Q06
Net Sales	93.9	89.0	75.0
Gross Margin	**47.8%**	**45.8%**	**46.0%**
Operating Expenses	(8.1)	(8.4)	(7.0)
Operating Margin	**39.2%**	**36.4%**	**36.6%**
Non-Operating Items	1.7	1.1	1.7
Long-Term Investment Gains	0.9	0.8	0.4
Taxes	(4.6)	(3.6)	(1.5)
Net Income	34.5	30.4	27.9
Net Margin	**36.7%**	**34.1%**	**37.2%**
EPS (NT Dollar)	1.31	1.15	1.06
Operating Expenses as a % of Sales	8.6%	9.4%	9.4%
ROE	27.9%	25.0%	22.6%

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The Proven Path to Success SM

Margin Expansion Driven by Cost Improvement and Operating Leverage

Strong Balance Sheet Entering 2008

tsmc
Proprietary

(In NT billions except otherwise noted)	4Q07	3Q07	4Q06
Cash & Marketable Securities	174.8	176.4	195.1
Accounts Receivable - Trade, net	42.4	42.4	31.6
Inventory, net	23.9	24.5	21.4
Fixed Assets, net	260.3	265.2	254.1
Total Assets	**570.9**	**586.4**	**587.5**
Total Liabilities	**80.2**	**81.8**	**78.3**
Total Shareholders' Equity	**490.7**	**504.6**	**509.1**
Asset Productivity (times)	1.4	1.3	1.2
Cash & Marketable Securities as a % of Total Assets	30.6%	30.1%	33.2%

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The Proven Path to Success℠

Strong Balance Sheet Entering 2008 Asset productivity is defined as annualized net sales/average net fixed assets.

Continued Strong Cash Flows

tsmc

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(In NT billions except otherwise noted)	4Q07	3Q07	4Q06
Beginning Balance	**98.3**	**163.4**	**92.9**
Cash from operating activities	59.8	51.1	53.0
Capital expenditures	(19.8)	(24.9)	(17.6)
Cash dividends	0.0	(77.4)	0.0
Share buybacks	(45.4)	0.0	0.0
Repayment of corporate bonds	(4.5)	0.0	0.0
Short-term investments/others	6.6	(13.9)	(10.5)
Ending Balance	**95.0**	**98.3**	**117.8**
Free Cash Flow	40.0	26.3	35.4

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The Proven Path to Success SM

Continued Strong Cash Flows Free cash flow is defined as operating cash flow - capital expenditures.

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25. Installed Capacity

Capital Expenditures

(In US millions)	4Q07	2007	2006
TSMC	577	2,475	2,410
XinTec and GUC	16	47	3
TSMC Shanghai & WaferTech	17	31	42
Other TSMC Subsidiaries	1	4	2
TSMC Consolidated	**611**	**2,557**	**2,457**
CapEx /Sales Ratio		**26.0%**	**25.2%**

* 2007 CapEx was based on the weighted average exchange rate of NT$32.853 per US dollar.

P. 11 © 2008 TSMC, Ltd

The Proven Path to Success SM

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Capital Expenditures

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2007 Financial Highlights

(In NT billions except otherwise noted)	2007	2006	YoY
Net Sales	322.6	317.4	1.6%
Gross Margin	44.1%	49.1%	-5 ppt
Operating Margin	34.6%	40.1%	-5.5 ppt
EPS - Diluted (NT$)	4.14	4.81	-13.9%
Free Cash Flow (FCF)	99.8	126.3	-21.0%
Cash Dividends	77.4	61.7	25.3%
Share Buybacks *	48.5		
% of FCF Returned	126.1%	48.9%	+77.2 ppt
Cash & Marketable Securities	174.8	195.1	-10.4%
ROE	21.9%	26.6%	-4.7 ppt

* Includes share buybacks executed in 2007 but settled in 2008.

P. 12 © 2008 TSMC, Ltd

The Proven Path to Success SM

2007 Financial Highlights Delivered 6th consecutive year of top line growth Profitability declined due to lower utilization and lower ASP Record amount of cash returned to shareholders Financial strength to support growth and shareholder return ROE > 20% for the 4th consecutive year

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Increasing Cash Dividend
Cash Dividend per Share (NT$)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
NT$0.6
NT$2.0
NT$2.5
NT$3.0
2004
2005
2006
2007
Year Paid

Share Buybacks
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
US$0.2B
US$1.5B
2004
2007

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The Proven Path to Success℠

2004 2007 Total Share buyback (US$B) 0.211 1.475 1.686 Share buyback (NT$M) 7060 48467 55527 Cash Returned to Shareholders Cumulative NT$253B (US$7.8B) Since 2004 Increasing Cash Dividend 1 2007 share buyback amount includes buybacks executed in 2007 but settled in 2008 (US$0.1B). Share Buybacks 2004 2005 2006 2007 Total Dividend Per Share 0.6 2 2.5 3 Total Paid (NT$M) 12160 46504 61743 77387 197794 Total Paid (US$M) 364 1446 1898 2356 6064

1Q08 Guidance Revenue is expected to be between NT$87 billion and NT$89 billion Gross profit margin is expected to be between 42% and 44%, including approximately 2.5ppt impact from the expensing of employee profit sharing Operating profit margin is expected to be between 32% and 34%, including approximately 4.7ppt impact from the expensing of employee profit sharing 2008 capital expenditure will be around US$1.8 billion

Recap of Recent Major Events TSMC Completes Share Buyback Plan (2007/12/31) TSMC Announces Multi-layer Mask Service (2007/12/27) TSMC Ships One-Millionth 12-Inch 90NM Wafer (2007/12/03) TSMC Unveils New 65-Nanometer Mixed-Signal and RF Tool Qualification Program (2007/12/13) TSMC and NXP Unveil Seven Innovations at IEDM Conference (2007/12/12) TSMC Reports Foundry's First 32-Nanometer Technology with Functional SRAM (2007/12/11) TSMC and NetLogic Microsystems Collaborate on Industry-Leading 55nm Technology for Advanced Low-Power Knowledge-based Processors (2007/11/27) TSMC Appoints Maria Marced President of TSMC Europe (2007/11/16) Qualcomm Makes First Call with Chips Using TSMC's 45nm Technology (2007/11/14) TSMC Board of Directors Approves Plan to Buy Back Shares from Open Market (2007/11/13) TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum (2007/11/02) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

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The Proven Path to Success SM

© 2008 TSMC, Ltd

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TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	December 31, 2007 (audited)			September 30, 2007 (unaudited)		December 31, 2006 (audited)		QoQ		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Current Assets
Cash and Cash Equivalents	$2,928	$94,986	16.6	$98,328	16.8	$117,837	20.1	($3,342)	-3.4	($22,851)	(19.4)
Investments in Marketable Financial Instruments	2,461	79,848	14.0	78,064	13.3	77,242	13.1	1,784	2.3	2,606	3.4
Accounts Receivable — Trade	1,308	42,424	7.4	42,357	7.2	31,589	5.4	67	0.2	10,835	34.3
Inventories, Net	735	23,862	4.2	24,532	4.2	21,431	3.6	(670)	(2.7)	2,431	11.3
Other Current Assets	268	8,702	1.5	6,775	1.2	12,218	2.1	1,927	28.4	(3,516)	(28.8)

Total Current Assets	7,700	249,822	43.7	250,056	42.7	260,317	44.3	(234)	-0.1	(10,495)	(4.0)

Long-Term Investments	1,124	36,461	6.4	45,991	7.8	53,895	9.2	(9,530)	-20.7	(17,434)	-32.3

Property, Plant and Equipment	24,670	800,352	140.2	786,850	134.2	717,132	122.1	13,502	1.7	83,220	11.6
Less: Accumulated Depreciation	(16,648)	(540,100)	-94.6	(521,614)	-89.0	(463,038)	-78.8	(18,486)	3.5	(77,062)	16.6

Property, Plant and Equipment, Net	8,022	260,252	45.6	265,236	45.2	254,094	43.3	(4,984)	-1.9	6,158	2.4

Other Assets	750	24,330	4.3	25,124	4.3	19,179	3.2	(794)	-3.2	5,151	26.9

Total Assets	$17,596	$570,865	100.0	$586,407	100.0	$587,485	100.0	($15,542)	-2.7	($16,620)	(2.8)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities Short-Term Bank Loans	$—	$—	—	$98	—	$—	—	($98)	-100.0	$—
Accounts Payables	403	13,078	2.3	12,492	2.1	9,802	1.7	586	4.7	3,276	33.4
Payables to Contractors and Equipment Suppliers	193	6,257	1.1	11,745	2.0	10,769	1.8	(5,488)	-46.7	(4,512)	-41.9
Accrued Expenses and Other Current Liabilities	896	29,090	5.1	21,776	3.8	19,286	3.3	7,314	33.6	9,804	50.8
Current Portion of Bonds Payable and Long-Term liabilities	9	281	—	4,782	0.8	7,004	1.2	(4,501)	-94.1	(6,723)	(96.0)

Total Current Liabilities	1,501	48,706	8.5	50,893	8.7	46,861	8.0	(2,187)	-4.3	1,845	3.9

Bonds Payable	385	12,500	2.2	12,500	2.1	12,500	2.1	—	0.0	—	0.0
Other Long-Term Liabilities	585	18,973	3.3	18,395	3.1	18,986	3.2	578	3.1	(13)	-0.1

Total Liabilities	2,471	80,179	14.0	81,788	13.9	78,347	13.3	(1,609)	-2.0	1,832	2.3

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock	8,146	264,271	46.3	264,262	45.1	258,297	44.0	9	0.0	5,974	2.3
Capital Surplus	1,656	53,733	9.4	53,713	9.2	54,107	9.2	20	0.0	(374)	-0.7
Retained Earnings	6,746	218,864	38.3	184,380	31.4	197,125	33.6	34,485	18.7	21,740	11.0
Treasury Stock	(1,522)	(49,385)	-8.7	(918)	-0.2	(918)	-0.2	(48,467)	5,279.6	(48,467)	5279.6
Others	(12)	(391)	0.0	(162)	0.0	(630)	-0.1	(230)	142.0	238	-37.8

Total Equity Attributable to Shareholders of the Parent	15,014	487,092	85.3	501,275	85.5	507,981	86.5	(14,183)	(2.8)	(20,889)	(4.1)
Minority Interest	111	3,594	0.7	3,344	0.6	1,157	0.2	250	7.5	2,437	210.6

Total Shareholders’ Equity	15,125	490,686	86.0	504,619	86.1	509,138	86.7	(13,933)	(2.8)	(18,452)	(3.6)

Total Liabilities & Shareholders’ Equity	$17,596	$570,865	100.0	$586,407	100.0	$587,485	100.0	($15,542)	-2.7	($16,620)	(2.8)

Note:	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$32.443 as of December 31, 2007.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended December 31, 2007, September 30, 2007, and December 31, 2006
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q4 2007			Q3 2007		Q4 2006		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,894	$93,860	100.0	$88,955	100.0	$74,963	100.0	$4,905	5.5	$18,897	25.2
Cost of Sales	(1,512)	(49,024)	-52.2	(48,231)	-54.2	(40,510)	-54.0	(793)	1.6	(8,514)	21.0

Gross Profit	1,382	44,836	47.8	40,724	45.8	34,453	46.0	4,112	10.1	10,383	30.1

Operating Expenses
Research and Development Expenses (4)	(154)	(5,012)	-5.3	(4,691)	-5.3	(3,831)	-5.1	(321)	6.9	(1,181)	30.8
General and Administrative Expenses (4)	(63)	(2,039)	-2.2	(2,872)	-3.2	(2,421)	-3.2	833	-29.0	382	-15.8
Sales and Marketing Expenses	(32)	(1,027)	-1.1	(808)	-0.9	(794)	-1.1	(219)	27.1	(233)	29.3

Total Operating Expenses	(249)	(8,078)	-8.6	(8,371)	-9.4	(7,046)	-9.4	293	-3.5	(1,032)	14.7

Income from Operations	1,133	36,758	39.2	32,353	36.4	27,407	36.6	4,405	13.6	9,351	34.1

Non-Operating Income, Net	52	1,697	1.8	1,083	1.2	1,713	2.3	614	56.7	(16)	-0.9
Investment Gains	27	877	0.9	782	0.9	388	0.5	95	12.1	489	125.9

Income before Income Tax	1,212	39,332	41.9	34,218	38.5	29,508	39.4	5,114	14.9	9,824	33.3

Income Tax (Expenses) Benefits	(142)	(4,608)	-4.9	(3,600)	-4.1	(1,494)	-2.0	(1,008)	28.0	(3,114)	208.4

Net Income	1,070	34,724	37.0	30,618	34.4	28,014	37.4	4,106	13.4	6,710	23.9

Minority Interest	(7)	(239)	-0.3	(248)	-0.3	(102)	-0.2	9	-3.7	(137)	132.7

Net Income Attributable to Shareholders of the Parent	1,063	34,485	36.7	30,370	34.1	27,912	37.2	4,115	13.5	6,573	23.5

Earnings per Share — Diluted	$0.04	$1.31		$1.15		$1.06		$0.16	14.3	$0.26	24.3

Earnings per ADR — Diluted (2)	$0.20	$6.57		$5.75		$5.29		$0.82	14.3	$1.28	24.3

Weighted Average Outstanding Shares — Diluted (‘M) (3)		26,243		26,410		26,401

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.435 for the fourth quarter of 2007.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,401M shares for 4Q06 after the retroactive adjustments for stock dividends and stock bonus.

(4)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Audited Consolidated Condensed Income Statements
For the Year Ended December 31, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)(1)
Except for Per Share Amounts and Shares Outstanding)

	For The Year Ended December 31
	2007			2006		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$9,820	$322,630	100.0	$317,407	100.0	$5,224	1.6
Cost of Sales	(5,487)	(180,280)	-55.9	(161,597)	-50.9	(18,684)	11.6

Gross Profit	4,333	142,350	44.1	155,810	49.1	(13,460)	-8.6

Operating Expenses
Research and Development Expenses	(546)	(17,946)	-5.5	(16,076)	-5.1	(1,870)	11.6
General and Administrative Expenses	(273)	(8,964)	-2.8	(8,717)	-2.7	(247)	2.8
Sales and Marketing Expenses	(113)	(3,718)	-1.2	(3,752)	-1.2	34	-0.9

Total Operating Expenses	(932)	(30,628)	-9.5	(28,545)	-9.0	(2,083)	7.3

Income from Operations	3,401	111,722	34.6	127,265	40.1	(15,543)	-12.2

Non-Operating Income, Net	226	7,412	2.3	3,750	1.2	3,662	97.6
Investment Gains	76	2,508	0.8	2,347	0.7	161	6.8

Income before Income Tax	3,703	121,642	37.7	133,362	42.0	(11,720)	-8.8

Income Tax (Expenses) Benefits	(357)	(11,710)	-3.6	(7,774)	-2.4	(3,936)	50.6

Net Income before Cumulative Effect of Changes in Accounting Principles	3,346	109,932	34.1	125,588	39.6	(15,656)	-12.5

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	0	0	0.0	1,607	0.5	(1,607)	-100.0

Net Income	3,346	109,932	34.1	127,195	40.1	(17,263)	-13.6
Minority Interest	(23)	(755)	-0.3	(185)	-0.1	(570)	307.1

Net Income Attributable to Shareholders of the Parent	3,323	109,177	33.8	127,010	40.0	(17,833)	-14.0

Earnings per Share — Diluted	$0.13	$4.14		$4.81		-$0.67	-13.9

Earnings per ADR — Diluted (2)	$0.63	$20.70		$24.06		-$3.35	-13.9

Weighted Average Outstanding Shares — Diluted (‘M) (3)		26,368		26,399

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 32.853 for the year ended December 31, 2007.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,399M shares for the year ended December 31, 2006 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows

For the The Year Ended December 31, 2007 and for the Three Months Ended December 31, 2007, September 30, 2007, and December 31, 2006

(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	Twelve Months 2007		4Q 2007	3Q 2007	4Q 2006
	(Audited)		(Unaudited)	(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$3,323	$109,177	$34,485	$30,369	$27,912
Net Income Attributable to Minority Interest	23	755	239	248	103
Depreciation & Amortization	2,435	80,005	20,281	19,857	19,682
Deferred Income Tax	29	944	877	668	7
Equity in Earnings of Equity Method Investees, Net	(76)	(2,508)	(877)	(782)	(388)
Changes in Working Capital & Others	(140)	(4,607)	4,754	758	5,698

Net Cash Provided by Operating Activities	5,594	183,766	59,759	51,118	53,014

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(2,665)	(87,550)	(32,478)	(25,042)	(38,210)
Investments Accounted for Using Equity Method	(177)	(5,804)	6	(5,810)	(2,433)
Property, Plant and Equipment	(2,557)	(84,001)	(19,781)	(24,917)	(17,580)
Financial Assets Carried at Cost	(28)	(911)	(103)	(378)	(16)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	3,416	112,234	40,680	22,282	31,539
Investments Accounted for Using Equity Method	—	—	—	—	—
Property, Plant and Equipment	2	61	34	15	54
Financial Assets Carried at Cost	12	410	141	255	21
Others	(155)	(5,128)	(1,160)	(866)	(1,750)

Net Cash Used In Investing Activities	(2,152)	(70,689)	(12,661)	(34,461)	(28,375)

Cash Flows from Financing Activities:
Increase (Decrease) in Guarantee Deposits	(48)	(1,574)	(321)	(447)	133
Proceeds from Exercise of Stock Options	13	437	35	105	152
Bonus Paid to Directors and Supervisors	(9)	(286)	—	—	—
Repayment of Long-Term Bonds Payable	(213)	(7,000)	(4,500)	—	—
Cash Dividends Paid for Common Stock	(2,356)	(77,387)	—	(77,387)	—
Repurchase of Treasury Stock	(1,382)	(45,413)	(45,413)	—	—
Cash Bonus Paid to Employees	(139)	(4,573)	—	(4,573)	—
Others	12	386	90	322	480

Net Cash Provided by (Used in) Financing Activities	(4,122)	(135,410)	(50,109)	(81,980)	765

Net Increase (Decrease) in Cash and Cash Equivalents	(680)	(22,333)	(3,011)	(65,323)	25,404

Effect of Exchange Rate Changes and Others	(16)	(518)	(331)	260	(470)

Cash and Cash Equivalents at Beginning of Period	3,587	117,837	98,328	163,391	92,903

Cash and Cash Equivalents at End of Period	$2,891	$94,986	$94,986	$98,328	$117,837

Note: (1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.853 for the year ended December 31, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 31, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer